NewsRelease TC Energy shareholders approve spinoff of South Bow and elect Board of Directors at the 2024 annual and special meeting CALGARY, Alberta – June 4, 2024 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) is pleased to announce today that its shareholders voted to approve the spinoff of the Company’s Liquids Pipelines business and elected TC Energy’s Board of Directors at its 2024 annual and special meeting of shareholders. TC Energy shareholders voted in favour of the Arrangement Resolution, pursuant to which, among other things, TC Energy shareholders will receive one new common share of TC Energy and 0.2 of a common share in a new public company named South Bow Corporation (South Bow), in exchange for each common share of TC Energy held. “Today, our shareholders have affirmed their support of our Board and management team’s vision for the futures of TC Energy and South Bow,” said François Poirier, President and CEO of TC Energy. “This is an important milestone as we continue to move forward with our plan to separate into two highly focused, premier energy infrastructure companies. Through this separation, both companies will continue to deliver shareholder value in the form of compelling dividends, while focusing on meeting the growing demand for all forms of secure, affordable and sustainable energy in North America and around the globe.” This critical vote enables TC Energy and South Bow to continue moving forward with their anticipated separation, which is expected to occur in late-third quarter to mid-fourth quarter of 2024. TC Energy's Board of Directors and management team are confident the proposed separation will enhance long-term value for TC Energy shareholders by creating two independent, investment-grade, publicly listed companies. Each company will be structured to reflect differentiated value propositions and the ability to pursue and achieve greater success than a combined entity by executing tailored strategies targeted to distinct customer sets. “I thank our shareholders for supporting South Bow’s progress in becoming a standalone company,” said Bevin Wirzba, Intended President and Chief Executive Officer of South Bow. “With our strategic franchise corridor, South Bow is positioned to deliver a compelling shareholder return through a sustainable dividend, steady growth outlook and paying down debt.” The spinoff has received the requisite tax rulings in Canada and the U.S. and remains subject to receipt of necessary regulatory and court approvals and satisfaction of other customary closing conditions. To learn more about South Bow, visit www.southbow.com. Furthermore, each of the following 13 nominees were elected as directors of TC Energy on a vote by ballot to serve until the next annual meeting of shareholders of TC Energy or until their successors are elected or earlier appointed: EXHIBIT 99.1

Nominee	# Votes For	% Votes For	# Votes Against	% Votes Against
Cheryl F. Campbell	658,934,044	99.08	6,091,745	0.92
Michael R. Culbert	659,109,877	99.11	5,915,912	0.89
William D. Johnson	647,343,103	97.34	17,682,684	2.66
Susan C. Jones	659,081,705	99.11	5,944,056	0.89
John E. Lowe	657,370,876	98.85	7,654,409	1.15
David MacNaughton	657,348,037	98.85	7,676,854	1.15
François L. Poirier	659,677,771	99.20	5,347,675	0.80
Una Power	655,905,364	98.63	9,120,083	1.37
Mary Pat Salomone	652,193,177	98.07	12,832,269	1.93
Indira Samarasekera	656,142,517	98.66	8,882,928	1.34
Siim A. Vanaselja	655,011,540	98.49	10,013,404	1.51
Thierry Vandal	656,168,396	98.67	8,857,229	1.33
Dheeraj "D" Verma	657,340,753	98.84	7,684,873	1.16

The Company received strong support for management's recommendations on all items of business voted on at the meeting. Final voting results will be filed on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov) and posted to the Investors section of the Company website at www.tcenergy.com by Wednesday, June 5, 2024.

About TC Energy
We're a team of 7,000+ energy problem solvers working to safely move, generate and store the energy North America relies on. Today, we're delivering solutions to the world's toughest energy challenges – from innovating to deliver the natural gas that feeds LNG to global markets, to working to reduce emissions from our assets, to partnering with our neighbours, customers and governments to build the energy system of the future. It's all part of how we continue to deliver sustainable returns for our investors and create value for communities.

TC Energy's common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com.

FORWARD-LOOKING INFORMATION
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. Forward-looking statements in this document may include, but are not limited to, statements regarding the spinoff of the Company's Liquids Pipelines business, including the potential benefits and the long-term value for TC Energy shareholders, and timing of the spinoff. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC

Energy’s profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov. -30- Media Inquiries: Media Relations media@tcenergy.com 403-920-7859 or 800-608-7859 Investor & Analyst Inquiries: Gavin Wylie / Hunter Mau investor_relations@tcenergy.com 403-920-7911 or 800-361-6522